FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Pacific North West Capital Corp. 650-555 West 12th Avenue Vancouver, B.C. V5Z 3X7

Item 2:	Date of Material Change:

September 20, 2013

Item 3:	News Release:

News release dated & issued on September 20, 2013 was disseminated through Canada Newswire.

Item 4:	Summary of Material Change:

Pacific North West Capital Corp. announced that it has closed the third and final tranche of its non-brokered flow-through and non flow-through private placement for gross proceeds of $100,000 for a total of $275,000 gross proceeds for all three tranches.

Item 5:	Full Description of Material Change:

Please see the full news release dated September 20, 2013, which is available at www.sedar.com.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

Coreena Hansen, Corporate Secretary Telephone: 604-648-1420 Facsimile: 604-685-6550

Item 9:	Date of Report

September 20, 2013